Filed Pursuant to Rule 433

Registration Statement No. 333-214949

Compass Diversified Holdings

Pricing Term Sheet

4,000,000 Shares

7.875% Series B Fixed-to-Floating Rate Cumulative Preferred Shares

March 6, 2018

The information in this pricing term sheet relates to Compass Diversified Holding’s offering of its 7.875% Series B Fixed-to-Floating Rate Cumulative Preferred Shares (the “Offering”) and should be read together with the preliminary prospectus supplement dated March 6, 2018 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated December 7, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-214949. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Compass Diversified Holdings (the “Trust”)

Title of Security:	7.875% Series B Fixed-to-Floating Rate Cumulative Preferred Shares (the “Shares”)

Size:	$100,000,000 (4,000,000 Shares)

Over-allotment Option:	$15,000,000 (600,000 Shares)

Liquidation Preference:	$25.00 per Share

Maturity:	Perpetual

Distribution Rate:	From and including the date of issuance to, but excluding, April 30, 2028 at a rate equal to 7.875% per annum and from and including April 30, 2028, at a floating rate equal to the then applicable three-month LIBOR plus a spread of 4.985% per annum. The distribution rate will be reset quarterly

Distribution Payment Dates:	Quarterly cumulative dividends, in arrears, on or about the 30th of each January, April, July and October, commencing on July 30, 2018 (long initial distribution period)

Optional Redemption:	The Shares may be redeemed at the Trust’s option, in whole or in part, at any time on or after April 30, 2028 at a price of $25.00 per Share, plus any accumulated and unpaid distributions (thereon whether or not authorized or declared) to, but excluding, the redemption date. Holders of the Shares will have no right to require the redemption of the Shares

Tax Redemption:	If a Tax Redemption Event (as described in the Preliminary Prospectus Supplement) occurs prior to April 30, 2028, the company, at its option, may cause the Trust to redeem the Series B Preferred Shares, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Tax Redemption Event, out of funds received by the Trust on the corresponding trust preferred interests and legally available therefor, at a price of $25.25 per Series B Preferred Share, plus any accumulated and unpaid distributions (thereon whether or not authorized or declared) to, but excluding, the redemption date

Repurchase at the Option of Holders upon a Fundamental Change:	If a Fundamental Change (as described in the Preliminary Prospectus Supplement) occurs, unless, prior to or concurrently with the time we are required to make an offer to repurchase the Series B Preferred Shares, we provide a redemption notice with respect to all of the outstanding Series B Preferred Shares, we will be required to offer to repurchase the Series B Preferred Shares, out of funds received by the Trust on the corresponding trust preferred interests, at a purchase price of $25.25 per Series B Preferred Share, plus any accumulated and unpaid distributions (thereon whether or not authorized or declared) to, but excluding, the date of purchase

Distribution Rate Step-Up Following Failure to make Repurchase Offer:	If (i) a Fundamental Change occurs and (ii) we do not give notice prior to the 31st day following the Fundamental Change to repurchase or redeem all the outstanding Series B Preferred Shares, the distribution rate per annum on the Series B Preferred Shares will increase by 5.00%, beginning on the 31st day following such Fundamental Change. Notwithstanding any requirement that we offer to repurchase or redeem all the outstanding Series B Preferred Shares, the increase in the distribution rate is the sole remedy to holders in the event we fail to do so, and following any such increase, we will be under no obligation to offer to repurchase or redeem any Series B Preferred Shares

Trade Date:	March 6, 2018

Expected Settlement Date:	March 13, 2018 (T+5)

Public Offering Price:	$25.00 per Share

Underwriting Discounts and Commission:	$0.7875 per Share

Net Proceeds (before expenses) to the Trust:	$96,850,000

Listing:	The Trust intends to apply to list the Shares on the New York Stock Exchange under the symbol “CODI PR B”

CUSIP/ISIN	20451Q 302/US20451Q3020

Ratings	The Series B Preferred Shares will not be rated

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers	J.P. Morgan Securities LLC Janney Montgomery Scott LLC William Blair & Company, L.L.C.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get documents for free by visiting EDGAR or the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 800-584-6837 or by email at prospectus@morganstanley.com or UBS Securities LLC toll-free at 1-888-827-7275.

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